MOMENTUM BIOFUELS, INC.
                       7450 West 52nd Avenue, Suite M-115
                                  Arvada, 80002


                                 (303) 421-1656

                                                             July 14, 2011




Securities and Exchange Commission
Attention: John Cash
100 F St. NE
Washington, D.C. 20549

Re:      Momentum BioFuels, Inc.
         Form 10-K for the year ended December 31, 2010 Filed April 15, 2011 File No. 0-50619

Dear Mr. Cash:

In response to your letter dated June 28, 2011 regarding the Annual Report on Form 10-K for the year ended December 31, 2010 of Momentum BioFuels, Inc. we acknowledges to the SEC that

1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We believe this satisfies your requirement.

                                                      Sincerely,

                                                      MOMENTUM BIOFUELS, INC.

                                                     /s/ George Sharp

                                                         George Sharp
                                                         Chief Executive Officer